EXHIBIT B

                          VOCALTEC COMMUNICATIONS LTD.
                          60 MEDINAT HA YEHUDIM STREET
                                 HERZLIYA 46140
                                     ISRAEL

                                      PROXY

     The undersigned shareholder of VocalTec Communications Ltd. (the "COMPANY") hereby appoints Mr. Joseph Albagli and Mr. Ilan Rosen, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the "MEETING") to be held in the offices of the Company, 60 Medinat Ha Yehudim Street, Herzliya, Israel on April 11, 2007 at 5:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the matters set forth on the reverse side of this Proxy, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

     The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

     Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the Company's shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

     If a corporation, sign in full corporate name by any authorized officer, giving title and affix corporate seal. If a partnership, sign in partnership name by an authorized person. Please mark, sign, and date your proxy card and return it in the postage-paid envelope provided herewith or return it to VocalTec Communications Ltd., 60 Medinat Ha Yehudim Street, Herzliya 46140, Israel.

         TO VOTE, MARK THE BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

                       KEEP THIS PORTION FOR YOUR RECORDS


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                       DETACH AND RETURN THIS PORTION ONLY

               THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

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                  VOCALTEC COMMUNICATIONS LTD. (THE "COMPANY")

    THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE FOR PROPOSALS 1 THROUGH 4 BELOW.

                                                   FOR       AGAINST     ABSTAIN
1. Approval of an increase of the number of
   ordinary shares underlying the Company's        [_]         [_]         [_]
   2003 Amended Master Stock Option Plan by
   700,718 ordinary shares.

                                                   FOR       AGAINST     ABSTAIN
2. Approval of an annual increase of the number
   of ordinary shares underlying the Company's     [_]         [_]         [_]
   2003 Amended Master Stock Option Plan by such number of ordinary shares which equals
   3% of the issued and outstanding share
   capital of the Company, on a fully diluted basis, at the time of the relevant increase, starting in 2008 (such 3% increase, if approved by the Company's shareholders, will replace, commencing in 2008, the annual increase of 180,000 shares that was approved by the Company's shareholders at the annual general meeting held on August 21, 2006).

                                                   FOR       AGAINST     ABSTAIN
3. Approval of a grant to the following
   directors of options to purchase ordinary shares of the Company:

        Joseph Atsmon (8,615 options)              [_]         [_]         [_]

        Yoseph Dauber (8,615 options)              [_]         [_]         [_]

        Michal Even Chen (8,615 options)           [_]         [_]         [_]

        Lior Bregman (8,615 options)               [_]         [_]         [_]

        Robert Wadsworth (8,615 options)           [_]         [_]         [_]

        Ilan Rosen (19,570 options)                [_]         [_]         [_]


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                                                   FOR       AGAINST     ABSTAIN
4. Approval of (i) an extension of the period
   during which Mr. Joseph Albagli, the Chief      [_]         [_]         [_]
   Executive Officer and a director of the
   Company, may exercise options to purchase ordinary shares of the Company held by him,
   (ii) the grant to Mr. Albagli of options to purchase 225,365 ordinary shares of the Company, and (iii) the transfer by the Company to a severance fund maintained by the Company for the benefit of Mr. Albagli of the difference between the amounts transferred by the Company to such fund as of the date of the proxy statement and the severance amount which Mr. Albagli would have been entitled to receive had his employment been terminated by the Company, which amount was equal, as of December 31, 2006, to approximately NIS 260,000
   (approximately $61,900) (such amount to be transferred in 20 equal monthly payments).

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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         Signature               Date     Signature (Joint Owner(s))    Date
[PLEASE SIGN WITHIN THE BOX]